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                                                      OMB Number:  3235-0145
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                                                      Expires:  August 31, 1999
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                    (Amendment No.          2         )*
                                  -------------------


                       INTERNATIONAL NETWORK SERVICES
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                460053  10  1
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                  12/31/98
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 7 pages
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 CUSIP No.  460053  10  1

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
Donald K. McKinney, Trustee of the McKinney Family Trust
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).........................................................................

    (b).........................................................................
--------------------------------------------------------------------------------
3.  SEC Use Only................................................................
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------
Number of                         5.  Sole Voting Power:  10,581,813
Shares Bene-                   -------------------------------------------------
ficially                          6.  Shared Voting Power:  0
Owned by Each                  -------------------------------------------------
 Reporting                        7.  Sole Dispositive Power:  10,581,813
Person With:                   -------------------------------------------------
                                  8.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  10,581,813
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)..............................................................
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):  28.4%
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12.  Type of Reporting Person (See Instructions):  IN
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                               Page 2 of 7 pages
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CUSIP No.  460053  10  1

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
Rebecca McDaniel McKinney, Trustee of the McKinney Family Trust
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)........................................................................

    (b)........................................................................
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------
Number of                          5.  Sole Voting Power:  10,580,280
Shares Bene-                     -----------------------------------------------
ficially                           6.  Shared Voting Power:  0
Owned by Each                    -----------------------------------------------
Reporting                          7.  Sole Dispositive Power: 10,580,280
Person With:                     -----------------------------------------------
                                   8.  Shared Dispositive Power:  0
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 10,580,280
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions).............................................................
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):  28.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

                               Page 3 of 7 pages
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Item 1.

  (a)  Name of Issuer:  International Network Services
  (b) Address of Issuer's Principal Executive Offices: 1213 Innsbruck Drive, Sunnyvale, California, 94089
Item 2.

  (a)   Name of Person Filing:    Donald K. McKinney and Rebecca McDaniel
                                  McKinney, Trustees of the McKinney Family
                                  Trust
  (b) Address of Principal Business Office or, if none, Residence: 1213 Innsbruck Drive, Sunnyvale, California, 94089
  (c)  Citizenship:  United States of America
  (d)  Title of Class of Securities:  Common Stock
  (e)  CUSIP Number:  460053  10  1

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  Not applicable

Item 4.   Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned
         Donald K. McKinney (1)                10,581,813 (2)
         Rebecca McDaniel McKinney (1)         10,580,280 (3)

  (b)  Percent of class:  28.4

  (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:
               Donald K. McKinney (1)           10,581,813
               Rebecca McDaniel McKinney (1)    10,580,280

         (ii)  Shared power to vote or to direct the vote:  None

         (iii) Sole power to dispose or to direct the disposition of:
               Donald K. McKinney (1)           10,581,813
               Rebecca McDaniel McKinney (1)    10,580,280

         (iv)  Shared power to dispose or to direct the disposition of:  None

(1) Donald K. McKinney and Rebecca McDaniel McKinney are trustees of the McKinney Family Trust which owns 10,580,280 shares of Common Stock of International Network Services. Each trustee, acting alone, has the power to vote or dispose of the shares.

(2)  Includes 1,533 shares of Common Stock held of record by Donald K. McKinney.

(3)  Excludes 1,533 shares of Common Stock held of record by Donald K. McKinney.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

  Not applicable.

                               Page 4 of 7 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not applicable.

Item 8.   Identification and Classification of Members of the Group

  Not applicable.

Item 9.   Notice of Dissolution of Group

  Not applicable.

Item 10.  Certification

  Not applicable.

                               Page 5 of 7 pages
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                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.



                                        February 11, 1999
                      ---------------------------------------------------------
                                                Date
                                        /s/ Donald K. McKinney
                      ----------------------------------------------------------
                                              Signature


                       Donald K. McKinney, Trustee of the McKinney Family Trust
                      ----------------------------------------------------------
                                              Name/Title


                                        February 11, 1999
                      ----------------------------------------------------------
                                                Date

                                    /s/ Rebecca McDaniel McKinney
                      ----------------------------------------------------------
                                              Signature


                       Rebecca McDaniel McKinney, Trustee of the McKinney Family
                                                 Trust
                      ----------------------------------------------------------
                                              Name/Title

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 6 of 7 pages
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CUSIP No.     460053  10  1
           -----------------------



                                   EXHIBIT A
                                   ---------

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


  THE UNDERSIGNED PERSONS HEREBY agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of International Network Services.


                                                  /s/ Donald. K. McKinney
                                              ----------------------------------
                                                  Donald. K. McKinney
                                                  Trustee of the McKinney Family
                                                  Trust

                                                  /s/ Rebecca McDaniel McKinney
                                              ----------------------------------
                                                  Rebecca McDaniel McKinney
                                                  Trustee of the McKinney Family
                                                  Trust

                               Page 7 of 7 pages